United States securities and exchange commission logo





                              December 10, 2021

       Mark Lumpkin, Jr.
       Executive Vice President and Chief Financial Officer
       EARTHSTONE ENERGY INC
       1400 Woodloch Forest Dr., Suite 300
       The Woodlands, Texas 77380

                                                        Re: EARTHSTONE ENERGY
INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 10,
2021
                                                            File No. 001-35049

       Dear Mr. Lumpkin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Notes to Consolidated Financial Statements
       Note 21. Supplemental Information on Oil and Gas Exploration and Production Activities
       (Unaudited)
       Oil and Natural Gas Reserves, page 30

   1. Your explanation of the changes in total proved reserves related to Extensions
                                                        & Discoveries for the
years ending December 31, 2020 and 2019 indicates the change is the result of two
contributing factors: successful drilling results and well performance.
                                                        Refer to the
description of the change categories in FASB ASC 932-235-50-5 and explain to us your rationale
for including changes resulting from well performance, if true, as part of the change due to
extensions and discoveries rather than a change due to revisions of the previous estimates.
   2.                                                   Your explanation of the
10.7 MMBoe downward change in total proved reserves due to
 Mark Lumpkin, Jr.
EARTHSTONE ENERGY INC
December 10, 2021
Page 2
            Revisions to Previous Estimates    for the year ended December 31,
2020 indicates this
         negative change is primarily due to two contributing factors: prices and changes in the five-year development plan. However, the downward change of 11.9 MMBoe you attribute to the change in the five-year development plan exceeds the overall change in the line item, excluding the additional but unquantified downward change due to prices. Your explanation does not identify or quantify all of the contributing factors in sufficient detail to clearly explain the overall change in the line item.

         The disclosure of revisions in the previous estimates of your proved reserves in particular should identify such individual factors as the changes caused by economic factors including costs and commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

         Revise your disclosure to address the overall change to "Revisions to Previous Estimates"
         by separately identifying and quantifying the net amount attributable to each contributing factor, including offsetting factors, so the change in total proved reserves is fully explained. Refer to the disclosure requirement in FASB ASC
932-235-50-5.
Exhibit and Financial Statement Schedules
Exhibit No. 99.1 Report of Cawley, Gillespie & Associates Inc., page 64

3. Please obtain and file a revised reserves report that includes an explanation clarifying the
         types of costs represented under the line item entry    Other
Deductions    shown in the
         tabular presentation of the results of the evaluation. This information should be included in the report as part of the primary economic assumptions pursuant to
Item 1202(a)(8)(v)
         of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 if you have questions regarding the engineering comments. Please contact Brad Skinner, Branch Chief, at
202-551-3489 with any other questions.



FirstName LastNameMark Lumpkin, Jr.                             Sincerely,
Comapany NameEARTHSTONE ENERGY INC
                                                                Division of
Corporation Finance
December 10, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName